Exhibit 21.1

SUBSIDIAIRES OF 3 E Network Technology Group Limited

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
3e Network Technology Holdings Limited	British Virgin Islands	October 8, 2018	100%
3e Network Technology Company Limited	Hong Kong	August 30, 2020	100%
Guangzhou 3e Network Technology Company Limited	Guangzhou, Guangdong Province, PRC	May 26, 2017	100%
Guangzhou 3E Network Technology Company Limited	Guangzhou, Guangdong Province, PRC	January 17, 2023	100%